Exhibit 99.1

São Paulo, November 7, 2024 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the third quarter of 2024 (3Q24) ended September 30, 2024. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta’s accumulated subscription revenue in the 2024 sales cycle totaled R$1,358 million, a 12.5% increase compared to the same period of the 2023 sales cycle. In 3Q24, subscription revenue totaled R$206 million, a 5.7% increase compared to 3Q23. The Annual Contract Value (“ACV”) bookings delivered in the 2024 sales cycle was slightly higher than previously disclosed estimates. Compound Annual Growth Rate (“CAGR”) of the last 5 cycles was a positive 18.4%, which demonstrates our resilience and capacity to keep our growth in higher double digits for several years.

In the 2024 sales cycle (which commenced 4Q23 through 3Q24), net revenue increased 6.4% to R$1,529 million compared to the same period of the 2023 sales cycle, mostly due to higher conversion of ACV into revenue, being partially offset by lower revenue in the non-subscription segment. In 3Q24, net revenue totaled R$220 million, a 14.6% decrease compared to the previous year, due to lack of new revenues from our public-school sector (“B2G”) segment in this quarter, caused largely by prioritization of municipal elections by the public sector.

Adjusted EBITDA in the 2024 sales cycle grew by 9.2% to R$449 million compared to R$411 million in previous sales cycle, and Adjusted EBITDA Margin grew to 29.4%, from 28.6% in the same period of the last year, which represents an increase of 0.8p.p. compared to the 2023 sales cycle. This increase was mainly driven by gains in operating efficiency, cost savings and a better product mix that benefited from premium products expansion. In 3Q24, Adjusted EBITDA totaled R$21 million, a 45.3% decrease compared to R$39 million in 3Q23, mainly due to lower net revenues in the quarter.

Vasta recorded an Adjusted Net Profit of R$62 million in the 2024 sales cycle, a 71.4% increase compared to R$36 million in the previous sales cycle, and an adjusted net margin increased 1.6p.p. compared to previous sales cycle, from 2.5% in 2023 to 4.1% in 2024. In 3Q24, Adjusted Net Loss totaled R$48 million, a 58.9% increase compared to Adjusted Net Loss of R$30 million in 3Q23.

Free cash flow (FCF) totaled R$146 million in the 2024 sales cycle, slightly higher than R$145 million FCF in the 2023 sales cycle. In 3Q24 FCF totaled R$55 million, a 4.8% decrease from R$58 million in 3Q23. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate decreased from 35.4% to 32.5% due to higher investments in marketing for business expansion, and a higher volume of payments related to paper purchases.

The Start Anglo bilingual school kept its growth with 2 new contracts, totaling 32 contracts signed as of this date, and 2 operating units. This growth reaffirms our quest for a bilingual education alongside academic excellence, which reinforces our strategic expansion into new revenue streams. Additionally, last month we held the reinauguration of the Liceu Complex in São Paulo, preserving its entire historical architectural design, which launched our flagship operations in São Paulo, to begin operations in 2025.

1

MESSAGE FROM MANAGEMENT

In the third quarter of 2024, we concluded the 2024 sales cycle (4Q23 to 3Q24). Our net revenue during the 2024 cycle has reached R$1,529 million, representing a 6.4% increase compared to the previous sales cycle, mostly due to the conversion of ACV into revenue. Additionally, our complementary solutions have seen an important growth of 20.9% compared to the 2023 sales cycle, with an accelerated increase in both student base and market penetration.

Vasta’s accumulated subscription revenue in the 2024 sales cycle totaled R$1,358 million, a 12.5% increase compared to the previous sales cycle. The Annual Contract Value (“ACV”) bookings expected for the 2024 sales cycle were delivered as expected and slightly higher than previous disclosed. Additionally, this line of revenue represents 88.8% of the total net revenue, a 4.8p.p. increase compared to the 2023 sales cycle, 84.0%. Subscription revenue continues to gain importance in the total revenue of the Company, in line with our strategy. CAGR for the last 5 cycles was a positive 18.4%, showing our resilience and the power of our brands and products.

Another highlight of the 2024 sales cycle has been that Adjusted EBITDA grew by 9.2%, to R$449 million compared to R$411 million in the previous sales cycle, and Adjusted EBITDA Margin increased by 0.8 p.p. to 29.4%. In proportion to net revenue, gross margin increased 230 bps in the 2024 sales cycle (from 61.9% to 64.2%) mainly due to synergy gains, cost efficiency and a better product mix that benefited from premium products expansion. Adjusted G&A expenses were reduced by 80 bps driven by workforce optimization and budgetary discipline, and Commercial expenses increased by 230 bps driven by higher expenses related to business expansion and marketing investments.

Free cashflow (FCF) in the 2024 sales cycle totaled R$146 million, a 0.3% increase from R$145 million for the same period in 2023. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate decreased from 35.4% to 32.5%, due to higher investments in marketing for business expansion, and increased expenses relating to the 2023 production owing to a seasonal effect of paper and printing costs. However, we foresee a lower volume of production-related expenses in the following quarters and expect to maintain the improvement in FCF for the year-end.

Moreover, the net debt/LTM adjusted EBITDA was 2.32x as of 3Q24, which represents a decrease of 0.11x from 2.43x, in the same quarter of 2023. In comparison to 2Q24 the net debt/LTM adjusted EBITDA increased slightly from 2.28x in 2Q24. The Company continues to focus on deleveraging and cash generation, which is highlighted by this indicator. In 2024, we implemented some liquidity management actions, which allowed us to extend the maturity profile of our indebtedness and reduce applicable interest rates.

In the B2G segment, one of our main growing avenues, Vasta generated R$ 69 million in revenues in this sales cycle, compared to R$81 million in the previous sales cycle. This is the second year since Vasta started offering its products and services to the public sector, and we remain confident in our strategy. We have renewed the contract signed in the previous year in the State of Pará and the SAEB scores were released showing a significant improvement in the students’ results in that state, moving from the second-to-last place in the National Ranking for High School to sixth place, with more than a 40% improvement in high school students’ scores. This is a remarkable result for us, the State of Pará and mainly for the students who benefited from the best products for recompositing learning and core-skill developments.

Given municipal elections in Brazilian cities in 2024, the signing of new contracts was hindered, but Vasta still has a strong pipeline and remains confident that this line of business will bear fruit in the coming quarters for the Company.

Start-Anglo bilingual school, which is part of our growth strategy, remains in continued expansion. In 3Q24, we entered into 2 new contracts, totaling 32 contracts as of this date, and 2 operating units. Furthermore, we have over 260 prospects in negotiation. We believe that the broad geographic presence and strong pipeline underscore the robust potential for further growth and market penetration of Start-Anglo.

Our revenue growth is directly related to the delivery of high-quality solutions that meet the needs of students, parents, educators and partner schools. Great evidence of the evolution of our company and brands is demonstrated in the customer satisfaction assessment index (NPS), which in the last 12 months has grown by more than 30 points.

2

OPERATING PERFORMANCE

Student base – subscription models

	2024	2023	% Y/Y	2022	% Y/Y
Partner schools - Core content	4,744	5,032	(5.7%)	5,274	(4.6%)
Partner schools – Complementary solutions	1,722	1,383	24.5%	1,304	6.1%
Students - Core content	1,432,289	1,539,024	(6.9%)	1,589,224	(3.2%)
Students - Complementary content	483,132	453,552	6.5%	372,559	21.7%

Note: Students enrolled in partner schools

In the 2024 sales cycle, Vasta served 1.4 million students with core content solutions and close to 500,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment, which has a higher number of students on average, and a lower margin.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Subscription	205,874	194,841	5.7%	1,357,880	1,207,155	12.5%
Core content	199,262	190,607	4.5%	1,167,082	1,049,358	11.2%
Complementary solutions	6,612	4,234	56.2%	190,798	157,797	20.9%
B2G	-	40,747	(100.0%)	69,031	81,199	(15.0%)
Non-subscription	14,319	22,346	(35.9%)	102,458	148,829	(31.2%)
Total net revenue	220,193	257,933	(14.6%)	1,529,369	1,437,183	6.4%
% ACV	15.2%	15.8%	(0.6p.p.)	100.6%	98.1%	2.5p.p.
% Subscription	93.5%	75.5%	18.0p.p.	88.8%	84.0%	4.8p.p.

Note: n.m.: not meaningful

In 3Q24, Vasta’s net revenue totaled R$220 million, a 14.6% decrease compared to 3Q23, mainly due to the lack of new revenues in the B2G segment in this quarter. Subscription revenue totaled R$ 206 million, a 5.7% increase compared to 3Q23, due to the higher conversion of ACV into revenue.

In the 2024 sales cycle (4Q23 to 3Q24), Vasta’s net revenue totaled R$1,529 million, a 6.4% increase compared to the same period in the prior sales cycle. Subscription revenue grew 12.5% in the 2024 sales cycle. The subscription revenue reached 100.6% of Annual Contract Value (“ACV”) bookings for the 2024 sales cycle.

EBITDA

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net revenue	220,193	257,933	(14.6%)	1,529,369	1,437,183	6.4%
Cost of goods sold and services	(81,184)	(101,161)	(19.7%)	(547,477)	(547,541)	(0.0%)
General and administrative expenses	(120,689)	(124,500)	(3.1%)	(479,151)	(489,760)	(2.2%)
Commercial expenses	(63,652)	(63,044)	1.0%	(277,618)	(229,173)	21.1%
Other operating (expenses) income	263	7,534	(96.5%)	2,331	(16,874)	(113.8%)
Share of loss equity-accounted investees	(2,691)	(2,878)	(6.5%)	(22,842)	(7,894)	189.3%
Impairment losses on trade receivables	(7,845)	(15,369)	(49.0%)	(60,193)	(55,550)	8.4%
Profit before financial income and taxes	(55,605)	(41,485)	34.0%	144,420	90,391	59.8%
(+) Depreciation and amortization	72,443	70,587	2.6%	276,833	275,791	0.4%
EBITDA	16,838	29,102	(42.1%)	421,253	366,182	15.0%
EBITDA Margin	7.6%	11.3%	(3.6p.p.)	27.5%	25.5%	2.1p.p.
(+) Layoff related to internal restructuring	1,165	115	913.0%	4,775	1,297	268.2%
(+) Share-based compensation plan	3,305	9,755	(66.1%)	9,302	20,369	(54.3%)
(+) M&A adjusting expenses	-	-	0.0%	13,776	23,562	(41.5%)
Adjusted EBITDA	21,308	38,972	(45.3%)	449,106	411,411	9.2%
Adjusted EBITDA Margin	9.7%	15.1%	(5.4p.p.)	29.4%	28.6%	0.8p.p.

Note: n.m.: not meaningful

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In the 2024 sales cycle, Adjusted EBITDA grew 9.2% to R$449 million with a margin of 29.4%, representing an increase of 0.8 p.p. in comparison to the prior sales cycle. In 3Q24, Adjusted EBITDA totaled R$21 million, a 45.3% decrease compared to R$39 million in 3Q23, mainly due to a lower net revenue in this quarter. In the 2024 sales cycle, the increase in Adjusted EBITDA and Adjusted EBITDA Margin was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products, partially offset by higher commercial expenses due to marketing events and campaigns for the next cycle. Share of loss equity-accounted investees relates to a 43.1% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$20 million in the 2024 sales cycle that was mainly due to write-off costs relating to a potential M&A target of Educbank, which ultimately did not materialize.

(%) Net Revenue	3Q24	3Q23	Y/Y (p.p.)	2024 cycle	2023 cycle	Y/Y (p.p.)
Gross margin	63.1%	60.8%	2.4p.p.	64.2%	61.9%	2.3p.p.
Adjusted cash G&A expenses (1)	(21.0%)	(15.3%)	(5.7p.p.)	(12.7%)	(13.5%)	0.8p.p.
Commercial expenses	(28.9%)	(24.4%)	(4.5p.p.)	(18.2%)	(15.9%)	(2.3p.p.)
Impairment on trade receivables	(3.6%)	(6.0%)	2.3p.p.	(3.9%)	(3.9%)	0.0p.p.
Adjusted EBITDA margin	9.7%	15.1%	(5.4p.p.)	29.4%	28.6%	0.8p.p.

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin increased 230 bps in the 2024 sales cycle (from 62% to 64%) mainly due to synergy gains, costs efficiency and a better product mix that benefited from premium products expansion. Adjusted cash G&A expenses reduced by 80 bps driven by workforce optimization and budgetary discipline, and Commercial expenses increased by 230 bps driven by higher expenses related to business expansion and marketing investments while impairment on trade receivable (PDA) remained stable, even considering a more restrictive credit landscape.

Finance Results

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Finance income	16,836	19,511	(13.7%)	63,241	85,831	(26.3%)
Finance costs	(71,483)	(74,966)	(4.6%)	(276,659)	(307,569)	(10.0%)
Total	(54,647)	(55,455)	(1.5%)	(213,418)	(221,738)	(3.8%)

In 3Q24, finance income totaled R$16.8 million, from R$19.5 million in 3Q23, due to the impact of lower interest rates on financial investments and marketable securities. In the 2024 sales cycle, finance income decreased 26.3% to R$63.2 million from R$ 85.8 million in the prior sales cycle, due to the same reason as noted above and a non-recurring gain of R$10 million resulting from the reversal of interest on tax contingencies.

Finance costs in 3Q24 decreased 4.6% to R$71,5 million, from R$75,0 million in 3Q23, due to the impact of lower interest rates on financial liabilities (mainly bonds, accounts payable on acquisition and contingencies), as noted above. In the 2024 sales cycle finance cost decreased 10% driven mainly by lower interest rates.

5

Net profit (loss)

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net (loss) profit	(77,140)	(62,111)	24.2%	(61,401)	(67,053)	(8.4%)
(+) Layoffs related to internal restructuring	1,165	115	n.m.	4,775	1,297	268.2%
(+) Share-based compensation plan	3,305	9,755	(66.1%)	9,302	20,369	(54.3%)
(+) Amortization of intangible assets (1)	40,424	38,940	3.8%	159,326	156,313	1.9%
(-) Income tax contingencies reversal	-	-	n.m.	-	(29,715)	n.m.
(+) M&A adjusting expenses	-	-	n.m.	13,776	23,562	(41.5%)
(-) Tax shield (2)	(15,264)	(16,595)	(8.0%)	(63,641)	(68,524)	(7.1%)
Adjusted net (loss) profit	(47,510)	(29,896)	58.9%	62,137	36,249	71.4%
Adjusted net margin	(21.6%)	(11.6%)	(10.0p.p.)	4.1%	2.5%	1.6p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In 3Q24, adjusted net loss totaled R$47 million, a 58.9% increase compared to a net loss of R$30 million in 3Q23. It is worth highlighting that 2Q and 3Q of every year represents about 30% of the total revenue of the year due to seasonality of product deliveries to our customers. In the 2024 sales cycle, adjusted net profit reached R$62 million, a 71.4% increase from an adjusted net profit of R$36 million for the 2023 sales cycle.

The 2023 sales cycle was positively impacted by a gain related to the reversal of tax contingencies recorded in 4Q22, which impacted corporate tax and finance results, but negatively impacted by M&A expenses in the amount of R$ 24 million. The 2024 sales cycle was impacted by the M&A adjusting expenses occurred in 4Q23 as they related to one-off costs associated with the write-off of a potential M&A target of Educbank, which ultimately did not materialize, negatively impacting our Share of Loss of Equity-Accounted Investees in the amount of R$13.8 million.

Accounts receivable and PDA

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2Q24	% Q/Q
Gross accounts receivable	567,339	545,972	3.9%	755,133	(24.9%)
Provision for doubtful accounts (PDA)	(90,214)	(73,390)	22.9%	(93,543)	(3.6%)
Coverage index	15.9%	13.4%	2.5p.p.	12.4%	3.5p.p.
Net accounts receivable	477,125	472,582	1.0%	661,590	(27.9%)
Average days of accounts receivable (1)	112	118	(6)	152	(40)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 112 days in the 3Q24, a reduction of 6 days in comparison to 3Q23 (118 days), and a reduction of 40 days in comparison to 2Q24 (152 days).

6

Free cash flow

Values in R$ ‘000	3Q24	3Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Cash from operating activities (1)	87,881	81,030	8.5%	316,463	309,487	2.3%
(-) Income tax and social contribution paid	-	(279)	n.m.	(672)	(5,361)	(87.5%)
(-) Payment of provision for tax, civil and labor losses	(1,067)	(508)	110%	(1,507)	(1,302)	15.7%
(-) Interest lease liabilities paid	(3,690)	(3,050)	21.0%	(9,799)	(14,264)	(31.3%)
(-) Acquisition of property, plant, and equipment	(2,416)	(8,899)	(72.9%)	(16,599)	(28,788)	(42.3%)
(-) Additions of intangible assets	(19,219)	(1,411)	n.m.	(119,942)	(85,194)	40.8%
(-) Lease liabilities paid	(6,006)	(8,623)	(30.3%)	(22,023)	(29,135)	(24.4%)
Free cash flow (FCF)	55,483	58,260	(4.8%)	145,921	145,444	0.3%
FCF/Adjusted EBITDA	260.4%	149.5%	110.9p.p.	32.5%	35.4%	(2.9p.p.)
LTM FCF/Adjusted EBITDA	32.5%	35.4%	(2.9p.p.)	32.5%	35.4%	(2.9p.p.)

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$55 million 3Q24, a 4.8% decrease from an FCF of R$58 million in 3Q23. In the 2024 sales cycle, FCF totaled R$146 million, a R$1 million increase from R$145 million in 2023 sales cycle. The FCF generated in the sales cycle was offset by the impacts of financial interest cost and Vasta’s second share repurchase program. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion decreased from 35.4% to 32.5%, mainly driven by negative impacts of anticipation of marketing expenses, and increased expenses related to the 2023 production owing to a seasonal effect of paper and printing costs. However, we foresee a lower volume of production-related expenses in the following quarters and expect to maintain improvement in FCF for the year-end.

Financial leverage

Values in R$ ‘000	3Q24	2Q24	1Q24	4Q23	3Q23
Financial debt	764,693	768,459	762,985	791,763	765,350
Accounts payable from business combinations	630,267	618,830	616,247	614,120	601,171
Total debt	1,394,960	1,387,289	1,379,232	1,405,883	1,366,521
Cash and cash equivalents	96,162	50,868	67,214	95,864	106,757
Marketable securities	258,945	272,991	242,799	245,942	261,264
Net debt	1,039,853	1,063,430	1,069,219	1,064,076	998,500
Net debt/LTM adjusted EBITDA	2.32	2.28	2.22	2.36	2.43

As of the end of 3Q24, Vasta had a net debt position of R$1,040 million, a R$23 million decrease compared to 2Q24. The net debt/LTM adjusted EBITDA was 2.32x as of 3Q24, having increased slightly from 2.28x in 2Q24, and decreased from 2.43x in 3Q23.

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ESG

Sustainability Report

Last August we disclosed Vasta´s third sustainability report regarding the year of 2023 and it was prepared in accordance with international standards and the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its second Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 1,991 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal¹
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% Y/Y	2Q2024	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	3,205	5,290	(39%)	3,039	5%
		Municipal water supply[1]	%	100%	100%	0 p.p.	100%	0 p.p.
		Groundwater	%	0%	0%	0 p.p.	0%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% Y/Y	2Q2024	% Q/Q
12, 13	302-1	Total energy consumption	GJ	3,699	1,845	100%	3,856	(4%)
		Energy from renewable sources[2]	%	46%	59%	(13 p.p.)	52%	(6 p.p.)

In the 3Q24, we observed a lower water consumption compared to the same period in 2023 due to the reduced demand for operations at the São José dos Campos Distribution Center and remained stable compared to 2Q24. There was also an increase in energy consumption compared to the same period in 2023, due to greater use of air conditioning resulting from the temperature increase that affected much of the country.

8

SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
5	405-1	C-level – Women	%	22%	29%	(7 p.p.)	29%	(7 p.p.)
		C-level – Men	%	78%	71%	7 p.p.	71%	7 p.p.
		C-level- total[4]	no.	9	7	29%	7	29%
		Leadership (≥ managers) – Women	%	44%	45%	(1 p.p.)	43%	1 p.p.
		Total - Leadership (≥ managers) – Men	%	56%	55%	1 p.p.	57%	(1 p.p.)
		Leadership (≥ managers) [5] – total	no.	120	144	(17%)	124	(3%)
		Academic staff – Women	%	17%	18%	(1 p.p.)	15%	2 p.p.
		Academic staff – Men	%	83%	83%	0 p.p.	85%	(2 p.p.)
		Academic staff [6] - total	no.	78	80	(3%)	75	4%
		Administrative/Operational – Women	%	53%	55%	(2 p.p.)	54%	(1 p.p.)
		Administrative/Operational – Male	%	47%	45%	2 p.p.	46%	1 p.p.
		Administrative/Operational [7] - total	no.	1,226	1,564	(22%)	1,229	(0%)
		Employees – Women	%	50%	53%	(3 p.p.)	51%	(1 p.p.)
		Employees – Men	%	50%	47%	3 p.p.	49%	1 p.p.
		Employees - total	no.	1,433	1,795	(20%)	1,435	(0%)

Continuing our Diversity and Inclusion actions, in July we held a dialogue with our LGBTQIAPN+ people to discuss their experiences in the job market and in the company. In addition, we published communications encouraging self-declaration of sexual orientation and gender identity, so that more people may feel encouraged to self-identify. This month, we also promoted and encouraged our professionals to take the Ethnic-Racial Diversity course at the Corporate University.

In September 2024, we celebrated the Month of People with Disabilities with a live event involving our professionals with disabilities. This initiative also promoted the UniCo course on Inclusion of People with Disabilities and reinforced the self-declaration campaign.

Another important highlight of September 2024 is that we became signatories of the Movement for Racial Equity (MOVER), a non-profit association made up of more than 50 companies that together employ more than 1.3 million workers. The movement works collaboratively to ensure that Black people have access to more opportunities in the job market.

9

Social impact* [8]
SDGs	GRI	Disclosure	Unit	2S2024	2S2023	1S2024
4, 10	-	Scholars of the Somos Futuro Program	no.	213	232	195

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this quarter, 213 young people were studying through the program receiving didactic and paradidactic material, online school tutoring, mentoring and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0 p.p.	100%	0 p.p.
		Trained employees	no.	214	781	(73%)	221	(3%)
		Average hours of training per employee [9]	no.	2.07	1.25	66%	3.00	(31%)
		Injury frequency [10]	rate	1.16	4.58	(75%)	1.09	6%
		High-consequence injuries	no.	-	-	0%	-	0%
		Recordable work-related injuries [11]	rate	-	-	0%	-	0%
		Fatalities resulted from work-related injuries	no.	-	-	0%	-	0%
		Fatalities [12]	rate	-	-	0%	-	0%

The difference in employees trained between 3Q24 and 3Q23 is due to the fact that in May 2023 we implemented an automatic process to send reminders to employees who had not taken the mandatory courses on occupational health and safety available at our corporate university.

During the period, the main accidents involving employees occurred in internal circulation areas, resulting in falls on staircases, as well as accidents in administrative areas and laboratories involving furniture. Workplace inspections were carried out to identify risk situations and implement preventive plans.

In 3Q24, we promoted health actions, events, and lives, including the "Momento Espaço Saúde" in the offices and blood donation campaigns. We sent out a notice advising employees and students on how to act in emergency situations. We also publicized the procedure for the Mental Health Day and made Mental Health training available at the Corporate University for all employees. Additionally, we held SIPAT (Internal Week for the Prevention of Accidents at Work) at the Distribution Center in São José dos Campos.

10

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	5	20	(75%)	21	(76%)
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	-	1	(100%)	2	(100%)
		Confirmed incidents of discrimination [13]	no.	-	-	0%	-	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	-	-	0%	-	0%

NA: Not available: quarterly disclosure began in the second quarter of 2023. It used to be reported annually in Sustainability Reports.

This quarter, the number of cases recorded in our Confidential Channel was lower than in 3Q23 and 2Q24, due to the vacation period for our students. In addition, we continue to work hard to increase awareness around the Cogna Confidential Channel, encouraging the reporting of any situation related to discrimination, harassment, and deviations from the Code of Conduct.

Compliance*
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

11

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

Customer data privacy
SDGs	GRI	Disclosure	Unit	3Q2024	3Q2023	% HA	2Q2024	% HA
16	418-1	External complaints substantiated by the organization	no.	4	4	0%	3	33%
		Complaints received from regulatory agencies or similar official bodies	no.	-	-	(100%)	-	0%
		Cases identified of leakage, theft, or loss of customer data	no.	-	-	0%	-	0%

We have added the reclassification of requests opened by the data subject internally on the Privacy Portal. In this way, it is possible, after analyzing the case, to identify and classify whether the request does in fact refer to the rights of data subjects under the LGPD.

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

12

CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter 2024 results on November 7, 2024, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

13

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

14

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements) ; (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

15

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

16

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	September 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	96,162	95,864
Marketable securities	258,945	245,942
Trade receivables	477,125	697,512
Inventories	334,815	300,509
Taxes recoverable	20,122	19,041
Income tax and social contribution recoverable	13,477	16,841
Prepayments	84,801	71,870
Other receivables	1,528	2,085
Related parties – other receivables	10,520	7,157
Total current assets	1,297,495	1,456,821

Non-current assets
Judicial deposits	224,210	207,188
Deferred income tax and social contribution	253,834	205,453
Equity accounted investees	54,765	64,484
Other investments and interests in entities	9,879	9,879
Property, plant and equipment	155,406	151,492
Intangible assets and goodwill	5,205,092	5,307,563
Total non-current assets	5,903,186	5,946,059

Total Assets	7,200,681	7,402,880

17

Consolidated Statements of Financial Position (continued)

Liabilities	September 30, 2024	December 31, 2023
Current liabilities
Bonds	267,471	541,763
Suppliers	141,840	221,291
Reverse factoring	274,239	263,948
Lease liabilities	19,145	17,078
Income tax and social contribution payable	1,005	-
Salaries and social contributions	93,006	104,406
Taxes payable	5,778	7,821
Contractual obligations and deferred income	9,666	32,815
Accounts payable for business combination and acquisition of associates	209,934	216,728
Other liabilities	26,296	26,382
Other liabilities - related parties	24,174	15,060
Total current liabilities	1,072,554	1,447,292

Non-current liabilities
Bonds	497,222	250,000
Lease liabilities	92,809	79,579
Accounts payable for business combination and acquisition of associates	420,333	397,392
Provision for tax, civil and labor losses	731,637	697,990
Other liabilities	2,313	9,836
Total non-current liabilities	1,744,314	1,434,797

Total current and non-current liabilities	2,816,868	2,882,089

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	90,079	89,627
Treasury shares	(75,457)	(59,525)
Accumulated losses	(452,551)	(331,559)
Total Shareholder's Equity	4,382,886	4,519,358

Interest of non-controlling shareholders	927	1,433

Total Shareholder's Equity	4,383,813	4,520,791

Total Liabilities and Shareholder's Equity	7,200,681	7,402,880

18

Consolidated Income Statement

	July 01 to September 30, 2024	July 01 to September 30, 2023	September 30, 2024	September 30, 2023
Net revenue from sales and services	220,193	257,933	975,261	932,164
Sales	200,832	242,242	915,810	896,135
Services	19,361	15,691	59,451	36,029

Cost of goods sold and services	(81,184)	(101,161)	(352,034)	(375,464)

Gross profit	139,009	156,772	623,227	556,700

Operating income (expenses)	(191,923)	(195,379)	(623,425)	(590,570)
General and administrative expenses	(120,689)	(124,500)	(383,500)	(369,872)
Commercial expenses	(63,652)	(63,044)	(210,490)	(178,968)
Impairment losses on trade receivables	(7,845)	(15,369)	(31,199)	(26,777)
Other operating income	379	7,534	2,381	18,015
Other operating expenses	(116)	-	(617)	(32,968)

Share of loss equity-accounted investees	(2,691)	(2,878)	(9,719)	(5,532)

Loss before finance result and taxes	(55,605)	(41,485)	(9,917)	(39,402)

Finance result
Finance income	16,836	19,511	46,566	53,612
Finance costs	(71,483)	(74,966)	(205,267)	(233,536)

Loss before income tax and social contribution	(110,252)	(96,940)	(168,618)	(219,326)

Income tax and social contribution
Current	415	(4,762)	(1,375)	(2,299)
Deferred	32,697	39,591	48,624	78,679
	33,112	34,829	47,249	76,380

Loss for the period	(77,140)	(62,111)	(121,369)	(142,946)

Allocated to:
Controlling shareholders	(77,142)	(62,389)	(120,992)	(143,896)
Non-controlling shareholders	2	278	(377)	950

19

Consolidated Statement of Cash Flows

	September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(168,618)	(219,326)
Adjustments for:
Depreciation and amortization	217,857	205,948
Share of loss profit of equity-accounted investees	9,719	5,532
Impairment losses on trade receivables	31,199	26,777
Provision (reversal) for tax, civil and labor losses, net	222	(10,190)
Provision on accounts payable for business combination	-	23,562
Interest on provision for tax, civil and labor losses	34,607	41,313
Interest on bonds	72,781	91,361
Contractual obligations and right to returned goods	(18,480)	(38,080)
Interest on accounts payable for business combination and acquisition of associates	46,442	52,100
Interest on suppliers	32,331	26,196
Share-based payment expense	7,051	14,335
Interest on lease liabilities	8,467	10,144
Interest from financial investments and marketable securities	(19,924)	(31,065)
Cancellations of right-of-use contracts	(1,951)	(2,480)
Residual value of disposals of property and equipment and intangible assets	1,256	639
	252,959	196,766
Changes in
Trade receivables	189,188	150,983
Inventories	(34,306)	(59,186)
Prepayments	(12,931)	(27,551)
Taxes recoverable	1,151	(4,505)
Judicial deposits and escrow accounts	(16,938)	(7,025)
Other receivables	557	(1,072)
Related parties – other receivables	(3,363)	1,759
Suppliers	(101,491)	78,271
Salaries and social charges	(11,400)	8,556
Tax payable	(1,039)	969
Contractual obligations and deferred income	(4,669)	(14,236)
Other liabilities	(7,739)	(20,452)
Other liabilities - related parties	9,115	(54)
Cash from operating activities	259,094	303,223
Payment of interest on leases	(8,298)	(10,136)
Payment of interest on bonds	(95,478)	(118,901)
Payment of interest on business combinations	(3,145)	(8,096)
Income tax and social contribution paid	-	(944)
Payment of provision for tax, civil and labor losses	(1,265)	(1,247)
Net cash from operating activities	150,908	163,899
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(13,309)	(18,247)
Additions of intangible assets	(76,075)	(61,425)
Acquisition of subsidiaries net of cash acquired	-	(3,212)
Proceeds from investment in marketable securities	(729,560)	(937,409)
Purchase of investment in marketable securities	736,481	1,087,724
Net cash used in investing activities	(82,463)	67,431
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	(22,531)	(5,783)
Payments of loans from related parties	-	(50,885)
Lease liabilities paid	(14,093)	(22,541)
Payments of bonds	(500,000)	-
Issuance of securities with related parties	495,627	-
Payments of accounts payable for business combination	(27,150)	(91,129)
Net cash used in financing activities	(68,147)	(170,338)
NET DECREASE IN CASH AND CASH EQUIVALENTS	298	60,992
Cash and cash equivalents at beginning of period	95,864	45,765
Cash and cash equivalents at end of period	96,162	106,757
NET DECREASE IN CASH AND CASH EQUIVALENTS	298	60,992

20